LIBERTY TAX CREDIT PLUS III L.P.
                               625 Madison Avenue
                           New York, New York 10022

                                                                 April 24, 1997
Dear BACs holder:

     As you are by now aware, Lehigh Tax Credit Partners L.L.C., a Delaware limited liability company (the "Purchaser"), has made an offer (the "Lehigh Offer"), as amended, to purchase Beneficial Assignment Certificates representing assignments of limited partnership interests ("BACs") of Liberty Tax Credit Plus III L.P. (the "Partnership") for a cash purchase price of $590 per BAC. The Purchaser is an affiliate of Related Credit Properties III L.P., a general partner of the Partnership (a "General Partner" and, together with Liberty GP III Inc., the "General Partners").

     The General Partners are expressing no opinion and are remaining neutral with respect to the Lehigh Offer. Although the General Partners are not making a recommendation with respect to the Lehigh Offer, the General Partners believe that BACs holders should carefully consider the following factors in making their own decision of whether to accept or reject the Lehigh Offer:

     o An independent third party has estimated that the Fair Value of the BACs as of March 31, 1997 is between $519.56 and $563.42 per BAC, which range is below the tender offer price of $590.

     o The Lehigh Offer will provide BACs holders with an immediate opportunity to liquidate their investment in the Partnership. BACs holders who have a present or future need for the tax credits and/or tax losses from the BACs may, however, prefer to retain their BACs and not tender them pursuant to the Lehigh Offer.

     o As stated by the Purchaser in the Lehigh Offer, there may be a conflict of interest between the Purchaser's desire to purchase the BACs at a low price and a BACs holder's desire to sell its BACs at a high price. Therefore, BACs holders might receive greater value if they hold their BACs, rather than tender. Furthermore, BACs holders should be aware that a secondary market exists for the BACs.

     o BACs HOLDERS WILL NO LONGER RECEIVE THE TAX CREDITS AND/OR TAX LOSSES FROM THE BACs SHOULD THEY TENDER PURSUANT TO THE LEHIGH OFFER.

     o BACs holders who tender their BACs will lose the right to receive any future distributions from the Partnership, including distributions from any refinancing or sale. The Partnership has made no distributions to BACs holders in the past, and there can be no assurance as to the timing, amount or occurrence of any future distributions.

     o The Purchaser increased the tender offer price to $590 per BAC, an increase of $1.80 per BAC over the original purchase price, following a request by the Partnership.

     o BACs holders should consult with their respective advisors about the financial, tax, legal and other consequences of the Lehigh Offer.

     Enclosed is a copy of the Partnership's Statement on Schedule 14D-9 which has been filed with the Securities and Exchange Commission and sets forth the Partnership's response to the Offer. BACs holders are advised to carefully read the Schedule 14D-9.


     Please do not hesitate to call Brenda Abuaf, c/o Related Capital Company, at (800) 600-6422 (ext. 2090) for assistance in any Partnership matter.


                                                LIBERTY TAX CREDIT PLUS III L.P.